  Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

PRESS RELEASE

DENISON ANNOUNCES SUMMER DRILLING PLANS
FOR WHEELER RIVER AND REPORTS WINTER ASSAY RESULTS

Toronto, ON – June 6, 2018 Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML) (NYSE MKT: DNN) (NYSE American: DNN) is pleased to announce summer 2018 drilling plans, and report assay results from the winter 2018 drilling program, for the Company’s 63.3% owned Wheeler River project in northern Saskatchewan.

Summer 2018 Drilling Program

The summer 2018 diamond drilling program for Wheeler River is scheduled to commence this week and is expected to include approximately 20,500 metres in 28 drill holes. The drilling program is planned to focus on the following target areas:

●
K-North - Follow-up of high-grade uranium mineralization discovered during the winter 2018 drilling program at 600 metres and 1 kilometre to the northeast of the Gryphon uranium deposit (see Winter 2018 Assay Highlights below).

●
High-Priority Regional - Testing of high-priority targets along known fertile trends (Q Central, K-West) and reconnaissance exploration of high-priority targets generated from previous ground geophysical surveys (K-South and Q South).

●
Gryphon Unconformity - Testing of targets immediately along strike of the Gryphon deposit at the sub-Athabasca unconformity, including extensions of the E series lenses to the northeast and the up-plunge extents of the D series lenses to the southwest.

Dale Verran, Vice President Exploration of Denison commented, “The summer 2018 drilling program will largely be results driven, focused on high-priority regional targets outside of the immediate Gryphon resource area, and will include both the follow-up of high-grade mineralization and the testing of geophysical anomalies on geologically favourable trends. With 3 drill rigs turning on the project we are looking forward to a productive summer with the potential to deliver the next discovery at Wheeler River.”

A location map of the summer 2018 drilling target areas is provided in Figure 1.

Winter 2018 Assay Highlights

Chemical assay (“U3O8”) results have been received for the Wheeler River winter 2018 drilling program, which included 21,153 metres of drilling in 29 diamond drill holes. The assay results were on average 26% higher, in terms of combined grade and thickness, than the preliminary equivalent uranium (“eU3O8”) results reported previously (see Denison’s press release dated April 18, 2018). The program was focused on step-out drilling from the Gryphon deposit and regional exploration along the K-North and K-West trend.

●
Regional Exploration: Assay results confirmed high-grade intercepts from reconnaissance drill holes targeting the sub-Athabasca unconformity, to the northeast of Gryphon, along the K-North trend. Highlight assay results include:

a.
1.4% U3O8 over 5.5 metres, located 600 metres northeast of Gryphon, including 7.2% U3O8 over 1.0 metre in drill hole WR-704; and

b.
1.1% U3O8 over 3.0 metres, located 1 kilometre northeast of Gryphon, including 2.8% U3O8 over 1.0 metre in drill hole WR-710D1.

The results confirm the continuation of the Gryphon mineralizing system to the northeast, and highlight the potential for the discovery of an additional high-grade uranium deposit within the basement or at the unconformity along strike of Gryphon.

●
Gryphon Exploration: Multiple basement uranium intercepts were confirmed from step-out drilling on 50 to 100 metre centres immediately along strike to the northeast of the Gryphon deposit. Assay highlights from the Gryphon step-out drilling include:

a.
Intercepts of upper basement mineralization extending the E series lenses to the northeast: 2.9% U3O8 over 1.5 metres in drill hole WR-696; 1.2% U3O8 over 1.5 metres in drill hole WR-709; and 0.29% U3O8 over 3.0 metres in drill hole WR-702; and

b.
Intercept of basement mineralization, 100 metres along strike to the northeast of the previous down-plunge extent of A series mineralization for the Gryphon deposit, including: 0.85% U3O8 over 5.0 metres, including 2.6% U3O8 over 1.0 metre in drill hole WR-698.

The results confirm potential to continue to expand the Gryphon mineral resource outside of the current extents of the deposit.

Comprehensive drilling tables of composited assay results are provided in Table 1 and 2 below. The location of the drill holes and the highlight assay results are shown in Figure 2.

Table 1: Composited assay results from the winter 2018 regional exploration drilling program.

Drill Hole	From (m)	To (m)	Length (m)5	U3O8 (%)1,2,4	Previously Reported eU3O8 Result6	Zone
WR-697D1	557.7	558.7	1.0	0.09	0.09% / 1.0 m	K-North - 400 m NE of Gryphon
and	665.0	666.0	1.0	0.16	0.23% / 1.0 m
WR-700	Below assay cut-off				0.11% / 1.0 m
WR-701	No significant mineralization					K-North - 600 m NE of Gryphon
WR-704	562.2	567.7	5.5	1.4	0.55% / 5.6 m
including3	565.2	566.2	1.0	7.2	2.3% / 1.0 m
WR-705	No significant mineralization					K-North - 800 m NE of Gryphon
WR-708	No significant mineralization. Anomalous geochemistry.
WR-710	No significant mineralization.					K-North - 1 km NE of Gryphon
WR-710D1	567.3	570.3	3.0	1.1	0.94% / 3.5 m
including3	569.3	570.3	1.0	2.8	2.7% / 1.0 m
WR-714	No significant mineralization. Anomalous geochemistry.					K West
WR-716	No significant mineralization
WR-715	No significant mineralization. Anomalous geochemistry.
WR-717	No significant mineralization

Notes:
1. U3O8 is the chemical assay of mineralized split core samples.
2. Composited above a cut-off grade of 0.05% U3O8 unless otherwise indicated.
3. Composited above a cut-off grade of 1.0% U3O8.
4. Composites compiled using 1.0 metre minimum mineralization thickness and 2.0 metres maximum waste.
5. As the drill holes are oriented steeply toward the northwest and the unconformity mineralization is interpreted to be flat-lying, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths.
6. Previously reported radiometric equivalent U3O8 result (“eU3O8”) derived from a calibrated total gamma down-hole probe (see Denison’s press release dated April 18, 2018).

Table 2: Composited assay results from the winter 2018 Gryphon exploration drilling program.

Section	Drill Hole	From (m)	To (m)	Length (m)5	U3O8 (%)1,2,4	Previously Reported eU3O8 Result6	Zone
5350GP	WR-698	777.0	782.0	5.0	0.85	0.82% / 3.9 m	A/B/C Lens
	including3	777.5	778.5	1.0	2.6	2.1% / 1.0 m
	including3	779.5	780.5	1.0	1.3
	and	Merged with above interval				0.05% / 1.0 m
	WR-698D1	783.4	784.4	1.0	0.05	0.06% / 1.0 m
5400GP	WR-703	806.5	809.0	2.5	0.48	0.35% / 2.3 m
	and	814.0	815.0	1.0	0.09	0.08% / 1.0 m
	WR-703D1	No significant mineralization
5450GP	WR-707	802.5	803.5	1.0	0.23	0.15% / 1.0 m
5325GP	WR-696	Below assay cut-off				0.28% / 1.2 m	E Lens
	and	595.2	596.7	1.5	2.9	2.5% / 1.3 m
	including3	595.2	596.2	1.0	4.1	3.3% / 1.0 m
	and	Below assay cut-off				0.06% / 1.0 m
	and	624.6	625.6	1.0	0.19	0.09% / 1.0 m
	and	665.0	666.0	1.0	0.30	0.42% / 1.2 m
5350GP	WR-699	No significant mineralization
	WR-699D1	604.7	605.7	1.0	0.06	0.06% / 1.0 m
	and	606.7	607.7	1.0	0.05
	and	620.4	621.4	1.0	0.06	0.07% / 1.0 m
5400GP	WR-702	543.4	546.4	3.0	0.29	0.38% / 2.8 m
	and	552.8	553.8	1.0	0.05
	and	579.9	580.9	1.0	0.07
	and	705.4	706.4	1.0	0.09	0.09% / 1.0 m
	and	715.5	716.5	1.0	0.26	0.44% / 1.0 m
	WR-702D1	556.2	557.7	1.5	0.38	0.26% / 1.0 m
5450GP	WR-706	No significant mineralization
5500GP	WR-709	580.6	582.1	1.5	1.2	0.86% / 1.9 m
	including3	580.1	581.1	1.0	1.2	1% / 1.0 m
	WR-709D1	No significant mineralization
5550GP	WR-712	Below assay cut-off				0.09% / 1.0 m
4975GP	WR-718	No significant mineralization.					D Lens
5000GP	WR-713	669.0	671.0	2.0	0.09	0.16% / 2 m
5025GP	WR-713D1	No significant mineralization.
5075GP	WR-711	Below assay cut-off				0.06% / 1.0 m
	and	635.0	637.5	2.5	0.24	0.06% / 1.0 m
	and	Merged with above interval				0.46% / 1.1 m
Notes:
1. U3O8 is the chemical assay of mineralized split core samples.
2. Composited above a cut-off grade of 0.05% U3O8 unless otherwise indicated.
3. Composited above a cut-off grade of 1.0% U3O8.
4. Composites compiled using 1.0 metre minimum mineralization thickness and 2.0 metres maximum waste.
5. As the drill holes are oriented steeply toward the northwest and the unconformity mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths.
6. Previously reported radiometric equivalent U3O8 result (“eU3O8”) derived from a calibrated total gamma down-hole probe (see Denison’s press release dated April 18, 2018).

Sampling and Assay Procedures

Drill core with anomalous total gamma radioactivity (>300 counts per second using a RS-120 or RS-125 scintillometer) was sampled over 0.5 metre intervals. Sampling is undertaken on site by splitting the core in half, with one half submitted for analysis and the other half retained in the core box for future reference. Uranium chemical assays are performed by the Saskatchewan Research Council (“SRC”) Geoanalytical Laboratories located in Saskatoon. Sample preparation involves crushing and pulverizing core samples to 90% passing -106 microns. Splits of the resultant pulps are initially submitted for multi-element ICP-MS analysis following partial (HNO3:HCl) and total (HF:HNO3:HClO4) digestions. Samples with ≥ 1,000 ppm U (partial digest) are re-assayed for U3O8 using an ISO/IEC 17025:2005 accredited method for the determination of U3O8 weight %. Pulp splits are digested using aqua-regia and the solution analyzed for U3O8 weight % using ICP-OES. In addition to internal checks by SRC Geoanalytical Laboratories, the Company has rigorous quality assurance and quality control ("QAQC") procedures including the insertion of standard reference materials, blanks and field duplicates. The assay data is subject to verification procedures by qualified persons employed by Denison prior to disclosure. For further details on the assay, QAQC and data verification procedures please see Denison's Annual Information Form dated March 27, 2018 filed under the Company's profile on SEDAR (www.sedar.com).

Qualified Persons

Dale Verran, MSc, P.Geo, Pr.Sci.Nat., Denison's Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101 has reviewed and approved the technical information contained in this release.

About Wheeler River

Wheeler River is the largest undeveloped high-grade uranium project in the infrastructure rich eastern portion of the Athabasca Basin region, in northern Saskatchewan – including combined Indicated Mineral Resources of 132.1 million pounds U3O8 at an average grade of 3.3% U3O8, plus combined Inferred Mineral Resources of 3.0 million pounds U3O8 at an average grade of 1.7% U3O8. The project is host to the high-grade Gryphon and Phoenix uranium deposits (discovered by Denison in 2014 and 2008, respectively), and is a joint venture between Denison (63.3% and operator), Cameco Corp. (“Cameco”) (26.7%), and JCU (Canada) Exploration Company Limited (“JCU”) (10%).

A Pre-Feasibility Study (“PFS”) was initiated for the Wheeler River project in Q3’2016 and is expected to be completed during 2018. Prior to initiation of the PFS, a Preliminary Economic Assessment (“PEA”) was completed in 2016, which considered the potential economic merit of co-developing the high-grade Gryphon and Phoenix deposits as a single underground mining operation. The PEA returned a base case pre-tax Internal Rate of Return ("IRR") of 20.4% based on the then current long term contract price of uranium (US$44.00 per pound U3O8), and Denison's share of estimated initial capital expenditures ("CAPEX") of CAD$336M (CAD$560M on 100% basis).

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

In January, 2017, Denison entered into an agreement with its Wheeler River Joint Venture partners, Cameco and JCU, to fund 75% of Joint Venture expenses in 2017 and 2018 (ordinarily 60%) in exchange for an increase in Denison's interest in the project to up to approximately 66%. Under the terms of the agreement, Cameco will fund 50% of its ordinary 30% share in 2017 and 2018, and JCU is expected to continue to fund its 10% interest in the project. Pursuant to the agreement, as at December 31, 2017, Denison had increased its interest in the Wheeler River project from 60% to 63.3%.

Further details regarding the Wheeler River project are provided in the NI 43-101 Technical Report for the Wheeler River project titled “Technical Report with an Updated Resource Estimate for the Wheeler River Property, Northern Saskatchewan, Canada" dated March 15, 2018 with an effective date of March 9, 2018. A copy of this report is available on Denison’s website and under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 63.3% owned Wheeler River project, which ranks as the largest undeveloped high-grade uranium project in the infrastructure rich eastern portion of the Athabasca Basin region, Denison's Athabasca Basin exploration portfolio consists of numerous projects covering approximately 353,000 hectares. Denison's interests in Athabasca Basin also include a 22.5% ownership interest in the McClean Lake joint venture (“MLJV”), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest and Midwest A deposits, and a 65.45% interest in the J Zone deposit and Huskie discovery on the Waterbury Lake property. Each of Midwest, Midwest A, J Zone and Huskie are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes "forward-looking information", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or "has the potential to". In particular, this press release contains forward-looking information pertaining to the following: exploration (including drilling) and evaluation activities, plans and objectives; potential mineralization of drill targets and identified trends; estimates of Denison's mineral resources and the results of its PEA; plans and objectives with respect to preparing a PFS to assess on a preliminary basis the potential for mine development an whether to proceed with a detailed feasibility study; and Denison’s percentage interest in its properties and its plans and agreements with its joint venture partners, as applicable. Statements relating to "mineral reserves" or "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by forward-looking statements. Factors, such as environmental impacts, stakeholder approvals, and capital needs can significant alter plans and achievements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison's Annual Information Form dated March 27, 2018 under the heading "Risk Factors". These factors are not, and should not be construed as being exhaustive. Accordingly, readers should not place undue reliance on forward-looking statements.

The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Figure 1: Wheeler River basement geology and summer 2018 regional target areas.

# Gryphon Plan Map - Extended, Wheeler Property

Denison Mines

Winter 2018 Mineralized Pierce Points
Previously Reported Mineralized Pierce Points
Anomalous geochemistry
Lithology at the Unconformity
Graphitic Pelite
Pelite
Semi Pelite
Quartzite
Pegmatite
Calc-Silicate
Granite Gneiss
Fault
Drill Trace
Drill Trace Winter 2018
1.1% $U_3O_8$/3.0m
incl. 2.8% $U_3O_8$/1.0m*
Overshot optimal target horizon
1.4% $U_3O_8$/5.5m
incl. 7.2% $U_3O_8$/1.0m*
0.16% $U_3O_8$/1.0m
1.2% $U_3O_8$/1.5m
0.29% $U_3O_8$/3.0m
2.9% $U_3O_8$/1.5m
incl. 4.1% $U_3O_8$/1.0m*
0.23% $U_3O_8$/1.0m
0.48% $U_3O_8$/2.5m
0.06% $U_3O_8$/1.5m
0.85% $U_3O_8$/5.0m
incl. 2.6% $U_3O_8$/1.0m*
and 1.3% $U_3O_8$/1.0m*
0.24% $U_3O_8$/2.5m
0.09% $U_3O_8$/2.0m
Significant Alteration
Anomalous Geochemistry
Significant Alteration
K-West Fault
G Fault
Offset Fault
Claim Boundary
WR-710D1
WR-710
WR-708
WR-705
WR-717
WR-704
WR-701
WR-697D1
WR-700
WR-697
WR-715
WR-712
WR-709
WR-706
WR-702D1
WR-699D1
WR-703D1
WR-707
WR-703
WR-698
WR-716
WR-714
WR-711
WR-711D1
WR-713
WR-718
WR-695 Shaft Pilot Hole
E Series Lenses
A Series Lenses
B Series Lenses
C Series Lenses
D Series Lenses
0
200m
6378000 Y
6377800 Y
6377600 Y
6377400 Y
6377200 Y
6377000 Y
6376800 Y
6376600 Y
6376400 Y
6376200 Y
473800 X
474000 X
474200 X
474400 X
474600 X
474800 X
475000 X
475200 X
475400 X
475600 X
475800 X
476000 X
476200 X
476400 X
Note:
• Labelled mineralized intersections include select Winter 2018 drilling highlights.
• Drill traces, mineralized pierce points and Gryphon mineralized wireframes are projected to the interpreted basement geology at the sub-Athabasca unconformity.
• Labelled mineralized pierce points occur along the drill trace and as such are relative to the interpreted basement geology at the sub-Athabasca unconformity.
• Results have been composited above a cut-off grade of 0.05% $U_3O_8$ unless otherwise stated. Asterisk denotes 1.0% $U_3O_8$ cut-off.

Figure 2: Winter 2018 drill hole locations and assay highlights near Gryphon and along the K-North and K-West trends.